

05037341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 2 8 2005 WASHINGTON SECTION 202

SEC FILE NUMBER
8-65527

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Monroe Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

  168 Forest Avenue
                       (No. and Street)

Locust Valley   NY   11560
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Monroe Diefendorf   516 759 3900
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Cohen Greve & Company, CPA, PC
                  (Name – if individual, state last, first, middle name)

  485 Jericho Turnpike,   Mineola   NY   11501
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Monroe Diefendorf_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Sterling Monroe Securities LLC_____ , as

of _____December 31_____, 20 04_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____PRESIDENT_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STERLING MONROE SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2004

TABLE OF CONTENTS



COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Marc I. Cohen, CPA
Henry P. Greve, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Monroe Securities, LLC
Locust Valley, New York

We have audited the accompanying comparative balance sheet of Sterling Monroe Securities, LLC as of December 31, 2004 and 2003 and the related comparative statements of income and members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Monroe Securities, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Schedules II and III are supplementary information required by Rule 17a-5 and the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Greve & Company PC

Mineola, NY
January 19, 2005

485 Jericho Turnpike, Mineola, NY 11501 ∘ Tel (516) 877-1900 ∘ Fax (516) 742-0122 ∘ Email: cpa@cohengreve.com

ASSETS

	2004	2003
Current Assets		
Cash	$ 33,859	$ 8,292
Deposit at Clearing Broker (Note 3)	15,007	15,000
Income Receivable	22,604	24,564
Prepaid Expenses	-	4,565
Total Current Assets	71,470	$ 52,421
TOTAL ASSETS	$ 71,470	$ 52,421

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current Liabilities		
Accrued expenses	$ 23,924	$ 22,779
Total Current Liabilities	23,924	22,779
Members' Equity		
Members' equity	47,546	29,642
Total	47,546	29,642
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 71,470	$ 52,421

	2004	2003
Income	**$ 308,361**	$ 204,979
Expenses	**290,457**	195,519
NET INCOME	**17,904**	9,460
Beginning Members' Equity	**29,642**	20,182
Equity Contributions	-	-
Equity Distributions	-	-
ENDING MEMBERS' EQUITY	**$ 47,546**	$ 29,642

2004

	Total		Monroe Diefendorf		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	29,642	19.5	28,900	0.5	742
Net Income		17,904		17,456		448
End of Year	20.0	47,546	19.5	46,356	0.5	1,190

2003

	Total		Monroe Diefendorf		Michael S. Madden		Christine Diefendorf	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Beginning of Year	20.0	20,182	10.0	10,091	10.0	10,091	-	-
August 2003 Transfer of Ownership	-	-	9.5	9,586	(10.0)	(10,091)	0.5	505
	20.0	20,182	19.5	19,677	-	-	0.5	505
Net Income	-	9,460	-	9,223	-	-	-	237
End of Year	20.0	29,642	19.5	28,900	-	-	0.5	742

	2004	2003
Operating Activities:		
Net (Loss) Income	$ 17,904	$ 9,460
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deposit in Clearing Broker	(7)	-
Changes in Income Receivable	1,960	(24,564)
Prepaid Expense	4,565	(4,565)
Accrued Expenses	1,145	22,778
Total	7,663	(6,351)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 25,567	$ 3,109
Net Change in Cash	25,567	3,109
Cash at Beginning of Year	8,292	5,183
CASH AT END OF YEAR	$ 33,859	$ 8,292

SUPPLEMENTAL INFORMATION

Cash Paid for:		
Taxes	$ 500	$ 325
Interest	$ -	$ -

STERLING MONROE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Sterling Monroe Securities, L.L.C. (the "Company") is a registered general securities broker-dealer and is subject to regulation of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company operates as an introductory security dealer, earning commissions on investments recommended through financial planning activities of related companies.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting.

The Company has elected to be treated as a Limited Liability Corporation for Federal and New York State tax purposes. Under this election, the Corporation's taxable income or loss is reported by its member shareholders. Therefore, no provision for Federal or New York State tax is required.

As of December 31, 2004, all accounts receivable were considered by management to be fully collectible. Therefore, no allowance for doubtful accounts has been provided for within this report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – CLEARING BROKER ACCOUNT

Amounts due to the clearing brokers are secured by a deposit in the amount of $15,007. As of December 31, 2004, there were net commissions due from the clearing broker in the amount of $2,056.

Note 4 - RELATED PARTIES

Effective July 1, 2004, the Company entered into a Management Agreement with a related company, Certified Portfolio Review Corp. (CPR). Terms of the agreement are for the Company to receive a management fee in the amount of 10% of fees earned by CPR resulting from services performed for clients obtained by Sterling Monroe Securities representatives. The amount earned by the Company for the year ended December 31, 2004 was $36,822.

Also, effective July 1, 2004, the Company entered into a Management Agreement with another related company, Diefendorf Management Services, Inc. (DMS). The agreement, which was revised on November 1, 2004, states that the Company is to pay a fee of 5% of the revenue resulting from commissions earned through its Broker-Dealer services. In addition, the Company will pay an additional fee of $500 per month, from July 2004 through October 2004, and $2,000 per month commencing November 2004 as an allowance for salary expenses. The amount paid to DMS during 2004 is as follows:

Based upon a percent of revenues	$ 8,581
Salary reimbursement allowance	$ 6,000

The Company paid commission to its principal shareholder during 2004. Total commissions for 2004 were $156,243.

Finally, the Company leases office space located at 168 Forest Avenue, Locust Valley, New York, from a related party. See Note 5 for details of this rental arrangement.

Note 5 - COMMITMENTS

The Company is obligated under a lease for office space located at 168 Forest Avenue, Locust Valley, New York through July 1, 2007. Annual rent expense is $12,000 per annum. The minimum annual rent through 2007 is as follows:

2005	12,000
2006	12,000
2007	6,000
Total	$ 30,000

Note 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, The Company is subject to the Uniform Net Capital Rules of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness." As of December 31, 2004 the Company's "Net Capital" was $29,576. This exceeds the requirements by $24,576. The ratio of "Aggregate Indebtedness" to "Net Capital" was .74 to 1 at December 31, 2004.

Note 7 - CONCENTRATIONS

During 2004, the three largest companies from which the Sterling Monroe Securities, L.L.C. earned commission income, accounted for 9%, 17% and 32% of total commissions earned for the year. Due to the nature of the business and the Company's ability to earn similar commissions from many sources, the Company does not feel that such concentration can have a material effect on it's ability to earn commissions from other sources.

STERLING MONROE SECURITIES, LLC

SUPPLEMENTARY INFORMATION

December 31, 2004

Income:	2004	2003
Commission Income	$ 271,476	$ 204,389
Interest	63	41
Management Fees	36,822	549
TOTAL INCOME	$ 308,361	$ 204,979

Expenses:		
Administrative Services	$ -	$ 375
Commissions	224,193	133,215
Dues and Subscriptions	748	150
NASD fees	18,056	7,155
Insurance	9,276	1,132
Other General and Administrative	1,895	-
Website Fees and Upgrades	1,770	-
Professional Fees	5,220	20,811
Licenses and Registrations	240	820
Rent	12,000	12,000
Membership Fees	1,200	1,444
Miscellaneous	213	670
Education and Seminars	565	283
Management Fees	14,581	17,139
Corporation Tax	500	325
TOTAL EXPENSES	$ 290,457	$ 195,519

	2004	2003
CREDITS		
Member's equity	$ 47,546	$ 29,642
DEBITS		
Property and equipment	-	-
Instruments	-	-
Prepaid expenses	-	4,565
Total debits	-	4,565
Net Capital	47,546	25,077
MINIMUM NET CAPITAL REQUIREMENT – GREATER OF $5,000		
OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $23,924	5,000	5,000
EXCESS NET CAPITAL	42,546	20,077
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.50 to 1	.90 TO 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued Expenses	23,924	22,779
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2003		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$ 47,546	$ 30,831
Net audit adjustments	-	(1,189)
Decrease in non-allowance assets	-	-
Net Capital per above	$ 47,546	$ 29,642

In accordance with the exemptive provisions of SEC Rule 1563-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirement.

COHEN GREVE & COMPANY CPA, P.C.

Certified Public Accountants

J. Timothy Sherman, CPA
Ellen R. Trageser, CPA
Marc I. Cohen , CPA
Henry P. Greve, CPA

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Sterling Monroe Securities, LLC
Locust Valley, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sterling Monroe Securities, LLC (the Company) for the year ended December 31, 2004 and 2003, we considered the internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurances o the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1- Making quarterly securities examinations, counts, verification, and comparisons.
2- Recordation of differences required by rule 17a-13.
3- Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does

not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Sterling Monroe Securities, LLC to achieve all the divisions of duties and cross checks generally included in the internal control system and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mineola, NY
January 19, 2005